1. Name and Address of Reporting Person
   Moriarty, Brian D.
   183 Compton Road
   Cincinnati, OH 45215
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   02/25/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/25/2003            M         437         A   $11.3019                  D
Common Stock                    02/25/2003            M         2795        A   $11.1355                  D
Common Stock                    02/25/2003            F         -2261       D   $15.9400   27577          D
Common Stock                    02/25/2003            J         -3376.5224  D   $0.0000    110.4776       I           401-K
                                                      <F1>
Common Stock                                                                               10667          I           Restricted
                                                                                                                      Award

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1996 (ISO)  $11.3019 02/25/2         M               437   01/24/1997 01/24/2006 Common  437      $11.3019   0       D
Stock                003                                                         Stock
Option
1997 (ISO)  $11.1355 02/25/2         M               2795  01/28/1998 01/28/2007 Common  2795     $11.1355   0       D
Stock                003                                                         Stock
Option
1998 (ISO)  $19.087                                                   01/28/2008 Common                      5238    D
Stock                                                                            Stock
Option
1998 (NQ)   $19.087                                                   01/27/2008 Common                      7468    D
Stock                                                                            Stock
Option
1999 (ISO)  $22.565                                                   01/25/2009 Common                      4201    D
Stock                                                                            Stock
Option
1999 (NQ)   $22.565                                                   01/25/2009 Common                      9659    D
Stock                                                                            Stock
Option
2000 (ISO)  $17.56                                                    01/24/2010 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    01/24/2010 Common                      10791   D
Stock                                                                            Stock
Option
2001 (ISO)  $16.0124                                                  01/23/2011 Common                      6244    D
Stock                                                                            Stock
Option
2001 (NQ)   $16.0124                                                  01/23/2011 Common                      4256    D
Stock                                                                            Stock
Option
2002 (ISO)  $17.2                                                     01/17/2012 Common                      5813    D
Stock                                                                            Stock
Option
2002 (NQ)   $17.2                                                     01/17/2012 Common                      4187    D
Stock                                                                            Stock
Option

Explanation of Responses:

<F1>
Annual Updated per 12/31/02 Plan Statement

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
02/27/2003